[LOGO OF MEDSOURCE TECHNOLOGIES]


                  MEDSOURCE TO BE ACQUIRED BY UTI CORPORATION,
                      REPORTS FISCAL THIRD-QUARTER RESULTS

      Webcast Today, Wednesday, April 28, 2004, at 11:00 a.m. Eastern Time

Minneapolis, April 28, 2004--MedSource Technologies, Inc. (Nasdaq: MEDT) today announced that it has entered into a definitive merger agreement to be acquired by UTI Corporation. Under the agreement, which was unanimously approved by MedSource's Board of Directors, the MedSource common stockholders will receive upon the closing of the merger $7.10 per share in cash. The aggregate transaction value is approximately $230 million, including assumed net debt. The price per share represents a premium of 20 percent over the 30-day per-share trading average for MedSource. The acquisition, which is subject to certain conditions, including regulatory and stockholder approval, as well as completion of a committed financing, is expected to close in the summer of 2004. Stockholder approval will be solicited by MedSource by means of a proxy statement, which will be mailed to MedSource's stockholders upon completion of the required Securities and Exchange Commission filing and review process. MedSource's principal stockholders, who collectively own approximately 25 percent of the outstanding shares of MedSource's common stock, have agreed to vote their shares in favor of the merger at the MedSource stockholder meeting.

UTI Corporation, based in Collegeville, Pa., is a privately held, fully integrated provider of metal and plastic components, assemblies and finished devices to medical device manufacturers worldwide. UTI, whose lead equity sponsor is KRG Capital Partners, LLC, has received an equity financing commitment from DLJ Merchant Banking Partners, part of the family of funds of CSFB Private Equity, and debt commitments from a nationally recognized financial institution to finance the transaction. Currently available committed financing is sufficient to enable UTI to close the transaction upon satisfaction of the closing conditions.

"Combining MedSource and UTI will yield a broadly capable and versatile outsourcer for medical device companies to rely on," said Richard J. Effress, MedSource Chairman and Chief Executive Officer. "Merging our two businesses makes sense long term from a competitive standpoint, and MedSource's board and management are pleased with the terms of this transaction and believe it is in the best interests of our shareholders, employees and customers. MedSource's board unanimously approved UTI's offer."

According to Ron Sparks, President and CEO of UTI, this acquisition, "allows UTI to continue fulfilling its mission to be the world's best order fulfillment and design organization to the medical device industry as ranked by our customers."

"By virtue of this acquisition, we will be able to offer the customer the widest array of capabilities possible, thereby allowing them to maximize return on their own resources and accelerate their speed to market," adds Sparks.

"We are pleased to have a chance to partner with KRG Capital Partners, LLC and invest in UTI to acquire MedSource," said Andy Rush, Managing Director of DLJ Merchant Banking Partners. "Combining UTI and MedSource creates a leader in the fast-growing medical technology outsourcing market."

Piper Jaffray & Co. acted as lead financial advisor to MedSource on this transaction; Morgan Stanley, who rendered a fairness opinion to the board of MedSource, also advised the Company in the transaction. Jenkens & Gilchrist Parker Chapin LLP acted as legal advisors to MedSource. UTI is represented by Hogan & Hartson LLP and DLJ Merchant Banking Partners is represented by Weil, Gotshal & Manges LLP.

The proxy statement that MedSource plans to file with the Securities and Exchange Commission and mail to its stockholders will contain information about MedSource, UTI, the proposed merger and related matters. Stockholders are urged to read the proxy statement carefully when it is available because it will contain important information that stockholders should consider before making a decision about the merger. In addition to receiving the proxy statement by mail, stockholders will also be able to obtain the proxy statement, as well as other filings (including annual, quarterly and current reports) containing information about MedSource, without charge, at the Securities and Exchange Commission's web site (http://www.sec.gov). Stockholders may also obtain copies of these documents without charge by requesting them from MedSource in writing at 110 Cheshire Lane, Suite 100, Minneapolis, MN 55305, or by phone at (952) 807-1234.

MedSource and its executive officers and directors may be deemed to be participants in the solicitation of proxies from MedSource stockholders with respect to the proposed merger. Information regarding any interests that MedSource's executive officers and directors may have in the transaction will be set forth in the proxy statement.

Fiscal Third-Quarter Results
MedSource also reported today results for its fiscal 2004 third quarter ended March 28, 2004. Third-quarter revenues were $46.0 million, up 3.4 percent from the year-ago quarter, with net income of $1.5 million, or $0.05 per diluted share. These results compare to revenues of $44.5 million and net loss of ($30.4) million, or ($1.10) per diluted share, in the year-ago quarter.

For the nine months ended March 28, 2004, revenues were $136.3 million, up 4.7 percent over the year-ago period, with net income of $2.7 million, or $0.09 per diluted share. This compares to prior-year nine-month revenues of $130.1 million, and net loss of ($26.1) million, or ($0.95) per diluted share.

In addition to generally accepted accounting principles (GAAP) income statement results, MedSource also presents income statement results on a pro forma basis before restructuring charges and after tax effecting pro forma earnings. Please refer to the "Reconciling Items From GAAP to Pro Forma Results" section of this release and review the attached supplementary schedules.

On a pro forma basis, MedSource reported fiscal 2004 third-quarter net income of $1.6 million, or $0.06 per diluted share, below the analysts' First Call mean estimate of $0.07, which is reported on a pro forma basis.

For the nine-month period ended March 31, 2004, pro forma net income totaled $4.2 million, or $0.15 per diluted share, versus $3.6 million, or $0.13 per diluted share, for the year-earlier period.

Reconciling Items from GAAP to Pro Forma Results
Pro forma income statement results for the fiscal third quarter of 2004 and 2003 exclude restructuring charges, and include "tax effecting" pro forma earnings. The Company also has "net operating loss carryforwards" available to reduce its income tax expense for the foreseeable future. MedSource believes that it would have recorded income taxes of approximately 38.5 percent of its pro forma income before taxes if the carryforwards were not available. Accordingly, management believes that this pro forma information provides greater comparability to MedSource's past and ongoing operating performance.

MedSource discloses pro forma or non-GAAP measures of net income and earnings per share. These measures should not be considered an alternative to measurements required by GAAP. These pro forma numbers are unlikely to be comparable to pro forma information provided by other issuers. In accordance with SEC Regulation G, reconciliation of the MedSource GAAP to pro forma information is provided in the table attached. MedSource also will make this press release available on the investor relations page of its Web site at www.medsourcetech.com. It will also make available on the investor relations page of its Web site: any other non-GAAP metrics that may be discussed on the earnings call and Webcast; the most directly comparable GAAP financial measures; and, a reconciliation of the difference between GAAP and non-GAAP metrics.

Conference Call
Effress and William J. Kullback, senior vice president and CFO, will host a conference call with the investment community to discuss the Company's acquisition today, Wednesday, April 28, at 11:00 a.m. ET.

To access the live Webcast of this call, visit the investor relations section of MedSource's Web site at www.medsourcetech.com. A replay will be available at this site for one month.

If you do not have Internet access and want to listen to an audio replay of the conference call, phone (800) 405-2236 and enter passcode 578482#. The telephone replay will be available beginning at 1:00 p.m. ET on Wednesday, April 28, through 1:00 p.m. ET on Friday, April 30.

April 29 Conference Call and Webcast Canceled
MedSource had originally planned to report third-quarter earnings on April 29, 2004, and host a conference call and Webcast that day as well. When the Company finalized the transaction with UTI, MedSource's management team released third-quarter earnings in conjunction with the UTI announcement. Therefore, today's conference call and Webcast will take the place of the previously scheduled call on April 29.

About MedSource
MedSource Technologies, Inc. provides engineering and manufacturing services and supply chain management solutions to the medical device industry. Customers include many of the largest medical device companies in the world as well as emerging device companies. Headquartered in Minneapolis, MedSource offers product development and design services, precision metal and plastic part manufacturing, and product assembly and supply chain management services. Production facilities are located throughout the United States as well as in Mexico. The Company's common stock is traded on The Nasdaq Stock Market under the symbol "MEDT."

              MedSource is on the Internet at www.medsourcetech.com

About UTI Corporation
UTI provides fully integrated contract manufacturing services to medical device manufacturers worldwide in the cardiovascular, endoscopy and orthopedic markets. UTI can help speed new products to market and manage mature product lines, allowing companies to refocus internal resources more efficiently. The company's Design Center provides clients with rapid prototyping and engineering support. In addition, UTI offers a comprehensive portfolio of applied technologies and manufacturing solutions, with particular expertise in state-of-the-art fabrication and plastic/metallic injection molding. A Class III/PMA-experienced manufacturer, UTI is equipped to manage projects from assembly to direct-to-inventory finished goods. UTI employs 2000 people at 13 specialized facilities in five countries.

Forward-Looking Statements

This press release contains "forward-looking statements" within the meaning of
Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934, as amended. In many cases, you can identify forward-looking statements by terminology such as "may," "will," "should," "expect," "plan," "anticipate," "believe," "estimate, " "predict," "intend," "potential" or "continue" or the negative of these terms or other comparable terminology. These forward-looking statements involve risks and uncertainties. The Company's actual results could differ materially from those indicated in these statements as a result of certain factors contained in the company's Annual Report on Form 10-K for the year ended June 30, 2003. Readers should not place undue reliance on any such forward-looking statements, which are made pursuant to the Private Securities Litigation Reform Act of 1995 and, as such, speak only as of the date made. The company does not assume any obligation to update the forward-looking statements after the date hereof.

                  MedSource Technologies Inc. and Subsidiaries
                           Consolidated Balance Sheet

                                 (In thousands)

                                                          March 28, 2004  June 30, 2003
                                                           (Unaudited)
                                                            ---------       ---------
Assets

Current assets:

  Cash and cash equivalents                                 $  13,978       $  10,781
  Accounts receivable, net                                     23,075          23,710
  Inventories, net                                             24,292          25,617
  Prepaid expenses and other current assets                     4,002           4,318
                                                            ---------       ---------
Total current assets                                           65,347          64,426


Property, plant and equipment, net                             50,551          52,752
Goodwill, net                                                  96,637          96,582
Other identifiable intangible assets, net                       1,327           1,432
Deferred financing costs                                        1,364           1,682
Other assets                                                    1,338           1,343
                                                            ---------       ---------
Total assets                                                $ 216,564       $ 218,217
                                                            =========       =========

Liabilities and stockholders' equity

Current liabilities:
  Accounts payable                                          $  10,579       $  10,868
  Accrued compensation and benefits                             4,279           5,498
  Other accrued expenses                                        2,916           2,293
  Reserve for restructuring                                       489             958
  Current portion of obligations under capital lease            1,290           1,326
  Current portion of long-term debt                             7,955           6,427
                                                            ---------       ---------
Total current liabilities                                      27,508          27,370

Obligations under capital leases, less current portion          2,999           3,962
Long-term debt, less current portion                           25,877          30,073
Other long-term liabilities                                       602             731

Stockholders' equity:

  Common stock                                                    292             289
  Additional paid-in capital                                  278,192         277,791
  Treasury stock                                               (1,500)         (1,463)
  Accumulated other comprehensive loss                           (217)           (288)
  Accumulated deficit                                        (115,676)       (118,326)
  Unearned compensation                                        (1,513)         (1,922)
                                                            ---------       ---------
Total stockholders' equity                                    159,578         156,081
                                                            ---------       ---------
Total liabilities and stockholders' equity                  $ 216,564       $ 218,217
                                                            =========       =========

                  MedSource Technologies Inc. and Subsidiaries
                 Condensed Consolidated Statement of Operations
                                  (Unaudited)
               (In thousands except share and per share amounts)

                                                        Three Months Ended                 Nine Months Ended
                                                  -----------------------------     -----------------------------
                                                    March 28,         March 30,        March 28,       March 30,
                                                      2004              2003             2004            2003
                                                  ------------     ------------     ------------     ------------
Revenues                                          $     46,027     $     44,511     $    136,258     $    130,135

Costs and expenses:

   Cost of product sold                                 35,037           34,007          104,107           97,989
   Selling, general and administrative expense           7,692            8,379           23,224           24,475
   Restructuring charges                                 1,100            1,948            3,989            1,948
   Goodwill impairment                                       -           30,000                -           30,000
                                                  ------------     ------------     ------------     ------------
Operating income (loss)                                  2,198          (29,823)           4,938          (24,277)

Interest expense, net                                     (668)            (590)          (2,027)          (1,748)
                                                  ------------     ------------     ------------     ------------

Income before income taxes                               1,530          (30,413)           2,911          (26,025)
Income tax expense                                         (56)             (12)            (261)             (27)
                                                  ------------     ------------     ------------     ------------
Net income (loss)                                 $      1,474     $    (30,425)    $      2,650     $    (26,052)
                                                  ============     ============     ============     ============

Net income (loss) per share
   Basic and diluted                              $       0.05     $      (1.10)    $       0.09     $      (0.95)
                                                  ============     ============     ============     ============
Weighted average common shares outstanding
   Basic                                            28,125,901       27,639,127       28,044,846       27,413,489
   Diluted                                          29,046,182       27,639,127       28,753,689       27,413,489

                          MedSource Technologies, Inc.
            Pro Forma Condensed Consolidated Statement of Operations

                                   (Unaudited)

                (In thousands except share and per share amounts)

                                                          For the Three Months                       For the Three Months
                                                          Ended March 28, 2004                       Ended March 30, 2003
                                                ----------------------------------------      ------------------------------------
                                                              Restructuring                            Restructuring
                                                                   and          Pro Forma                    and         Pro Forma
                                              As Reported     Other Charges      Results   As Reported  Other Charges      Results
                                                --------        --------        --------      -------      -------         -------
Revenues                                        $ 46,027        $      -        $ 46,027     $ 44,511     $      -        $ 44,511

Costs and expenses:
   Cost of product sold                           35,037               -          35,037       34,007            -          34,007
   Selling, general and administrative expense     7,692               -           7,692        8,379            -           8,379
   Restructuring charges                           1,100          (1,100)(a)           -        1,948       (1,948)(a)           -
   Goodwill Impairment                                 -               -               -       30,000      (30,000)(b)           -
                                                --------        --------        --------      -------      -------         -------
Operating income (loss)                            2,198           1,100           3,298      (29,823)      31,948           2,125

Interest expense, net                               (668)              -            (668)        (590)           -            (590)
                                                --------        --------        --------      -------      -------         -------

Income (loss) before income taxes                  1,530           1,100           2,630      (30,413)      31,948           1,535
Income tax expense                                   (56)           (957)(c)      (1,013)         (12)        (591)(c)        (603)
                                                --------        --------        --------      -------      -------         -------

Net income (loss)                               $  1,474        $    143        $  1,617     $(30,425)    $ 31,357        $    932
                                                ========        ========        ========     ========     ========        ========
Net income (loss) per share
            Basic and diluted                       0.05                        $   0.06     $  (1.10)                    $   0.03
                                                ========                        ========     ========                     ========

Weighted average common shares outstanding
            Basic                               28,125,901                      28,125,901   27,639,127                 27,639,127
            Diluted                             29,046,182                      29,046,182   27,639,127                 27,802,487



(a) Adjustment to exclude restructuring charges related to consolidation of facilities from pro forma results.

(b)   Adjustment to exclude goodwill impairment charge from proforma results.

(c) Adjustment to tax effect pre-tax earnings at a rate of 38.5% for pro forma purposes.

                          MedSource Technologies, Inc.
            Pro Forma Condensed Consolidated Statement of Operations

                                   (Unaudited)

                (In thousands except share and per share amounts)

                                                        For the Nine Months                       For the Nine Months
                                                        Ended March 28, 2004                       Ended March 30, 2003
                                            ----------------------------------------      ----------------------------------------
                                                         Restructuring                                Restructuring
                                                             and          Pro Forma                        and          Pro Forma
                                            As Reported  Other Charges      Results       As Reported  Other Charges      Results
                                             ---------    ---------       ---------        ---------    ---------       ---------
Revenues                                     $ 136,258     $      -       $ 136,258        $ 130,135     $      -       $ 130,135

Costs and expenses:

   Cost of product sold                        104,107            -         104,107           97,989            -          97,989
   Selling, general and administrative
     expense                                    23,224            -          23,224           24,475            -          24,475
   Restructuring charges                         3,989       (3,989)(a)           -            1,948       (1,948)(a)           -
   Goodwill impairment                               -            -               -           30,000      (30,000)(b)           -
                                             ---------    ---------       ---------        ---------    ---------       ---------

Operating income (loss)                          4,938        3,989           8,927          (24,277)      31,948           7,671

Interest expense, net                           (2,027)           -          (2,027)          (1,748)           -          (1,748)
                                             ---------    ---------       ---------        ---------    ---------       ---------

Income (loss) before income taxes                2,911        3,989           6,900          (26,025)      31,948           5,923
Income tax expense                                (261)      (2,395)(c)      (2,656)             (27)      (2,280)(c)      (2,307)
                                             ---------    ---------       ---------        ---------    ---------       ---------

Net income (loss)                            $   2,650    $   1,594       $   4,244        $ (26,052)   $  29,668       $   3,616
                                             =========    =========       =========        =========    =========       =========



Net income (loss) per share
         Basic and diluted                   $   0.09                     $    0.15        $   (0.95)                   $    0.13
                                             ========                     =========        =========                    =========

Weighted average common
  shares outstanding
            Basic                          28,044,846                    28,044,846       27,413,489                   27,413,489
            Diluted                        28,753,689                    28,753,689       27,413,489                   27,610,021



(a) Adjustment to exclude restructuring charges related to consolidation of facilities from pro forma results.

(b)   Adjustment to exclude goodwill impairment charge from pro forma results.

(c) Adjustment to tax effect pre-tax earnings at a rate of 38.5% for pro forma purposes.

Contact:        MedSource Technologies, Inc.
                William J. Kullback, 952-807-1218

                or

                UTI Corporation
                Stewart A. Fisher, 610-409-2225

Source:         MedSource Technologies, Inc.


"Safe Harbor" Statement under the Private Securities Litigation Reform Act of 1995: Statements in this press release regarding MedSource Technologies, Inc.'s business which are not historical facts are "forward-looking statements" that involve risks and uncertainties. For a discussion of such risks and uncertainties, which could cause actual results to differ from those contained in the forward-looking statements, see "Risk Factors" in the Company's Annual Report or Form 10-K for the most recently ended fiscal year.